Exhibit 99.1

Advantage Announces Updated Corporate Presentation

(TSX: AAV, NYSE: AAV)

CALGARY, May 21, 2013 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") announces that our updated Corporate Presentation has been posted on our website www.advantageog.com

SOURCE: Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information:

Investor Relations
Toll free: 1-866-393-0393

Advantage Oil & Gas Ltd.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 08:01e 21-MAY-13